FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 28, 2005

AES Drax Energy Limited

18 Parkshot Richmond Surrey TW9 2RG England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

AES DRAX ENERGY LIMITED
INDEX
Page

RECENT DEVELOPMENTS	2

SIGNATURES

Recent Developments

     In meetings of their respective Boards of Directors held on April 13, 2005 AES Drax Energy Limited and its sole shareholder, AES Drax Power Finance Holdings Limited, took all necessary corporate and other action to place AES Drax Energy Limited into voluntary liquidation, including the appointment of G. James Cleaver and Gordon MacRae of Kroll (Cayman) Limited as joint liquidators. With immediate effect, AES Drax Energy Limited was placed into voluntary liquidation in accordance with the Companies Law (2004 Revision) of the Cayman Islands.

AES DRAX POWER FINANCE HOLDINGS LIMITED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Date: April 28, 2005	AES DRAX ENERGY LIMITED

	By:	/s/ Gordon MacRae

		Name:	Gordan MacRae
		Title:	Joint Liquidator

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